FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

A Chilean Corporation (Sociedad Anónima Abierta)

PRESS RELEASE 1Q 2010

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR FIRST QUARTER ENDED MARCH 31st, 2010

Highlights for the Period

Summary

➢  During the first quarter of 2010 we have seen an economic recovery positively impacting the demand of electricity. In fact, physical sales for our distribution business showed an increase of 5.2% in our concession areas.

➢  Operating Costs decreased 6.2% amounting to Ch$ 1,086,638 million.

➢  EBITDA reached Ch$ 505,637 million; this is a reduction of 11.5%. The contribution of our two lines of business was as follows:

•         Generation and Transmission                52%

•         Distribution                                          48%

➢  Operating Income decreased 17.0%, mainly explained by lower results from our Generation Business, partially offset by an improving contribution from our Distribution Business.

➢  Enersis’ Net Income attributable to the Owners of the Company was Ch$ 91,926 million, corresponding to a decrease of 40%.

Generation and Transmission Business

Consolidated results for Generation and Transmission Business are detailed as follows:

➢  Operating Revenues decreased 19.1%.

➢  Operating Costs decreased 4.8%.

➢  EBITDA decreased 29.9%, amounting to Ch$ 261,779 million.

➢  Operating Income decreased 37.2% amounting to Ch$ 199,838 million. This lower result is mainly explained by reductions in the operating income in Chile, Colombia and Peru, which was partially offset by the increasing operating income from Argentinean and Brazilian generation subsidiaries.

Factors that impacted these results are:

➢  Consolidated physical sales decreased 8.2%, primarily in Argentina, Colombia and Peru.

➢  Hydro generation experienced a 7.8% decrease, mainly attributable to Colombia.

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In Chile, EBITDA decreased by Ch$ 84,676 million which is explained primarily by the following:

➢  Lower average prices

➢  Lower demand for electricity (lower volume sales by 4%)

In Colombia, EBITDA decreased by Ch$ 19,956 million, which is explained primarily by the following:

➢  Low hydrology explained by “El Niño”.

➢  Less efficient production mix due to higher thermal production

➢  Higher costs of fuel consumption

In Peru, EBITDA decreased by Ch$ 7,612 million, as consequence of:

➢  9% lower physical sales

➢  Higher costs of energy purchases due to the absence of the non-recurrent provision registered as of March 2009, related to distributors without contracts

In Argentina, EBITDA increased by Ch$ 253 million, as a result of:

➢  Higher hydroelectric production dispatched due to favorable hydrological conditions

➢  Better generation mix.

In Brazil, EBITDA increased by Ch$ 371 million, as a result of:

➢  Better production mix

➢  Higher physical sales and better margins

Distribution Business

Consolidated figures for Distribution Business are detailed as follows:

➢  Operating Revenues increased 1.1%, amounting to Ch$ 1,025,390 million.

➢  Operating Costs decreased 2.2% totaling Ch$ 838,963 million.

➢  EBITDA increased 17.5%, amounting to Ch$ 242,083 million.

➢  Operating income increased by 19.1% amounting to Ch$ 186,426 million, mainly explained by better performance of subsidiaries in Brazil.

Positive factors that influenced these results are the following:

➢  Consolidated physical sales grew in average 5.2%, mainly explained by growth in demand in our subsidiaries in Brazil and Peru.

➢  Addition of 471 thousand new clients. This confirms our sustained natural growth in distribution business. This is equivalent to the incorporation of a new mid size Distribution Company every year.

In Brazil, EBITDA increased Ch$ 48,585 million, as a result of:

➢  Demand recovery

➢  Higher average sales prices

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PRESS RELEASE 1Q 2010

In Peru, EBITDA increased Ch$ 106 million, as a result of:

➢  Higher purchase/sales margins

➢  6% increase in demand

➢  Lower energy losses

In Colombia, EBITDA decreased Ch$ 59 million, as a result of:

➢  Lower purchase/sales margins related to the last year tariff revision process

In Chile, EBITDA decreased Ch$ 8,408 million, which is explained mainly by the following:

➢  Lower purchase/sales margins due to the application of the Subtransmission tariffs over the entire present period

➢  1% decrease demand, partly affected by the earthquake of February 2010

In Argentina, EBITDA decreased Ch$ 4,132 million, as result of:

➢  Higher fixed operating expenses related to higher inflation

Financial Summary

➢  Successful amendment to default clauses in local bonds of Endesa Chile, eliminating all references to Endesa Chile’s subsidiaries. Additionally, financial covenants of local bonds of Enersis and Endesa Chile were adjusted as a consequence of the adoption of IFRS, thus keeping the financial cushions unchanged.

➢  The average interest rate, a major cost factor, fell from 8.4% to 7.2%, a positive development for the overall Group.

➢  Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below:

•         Non-committed credit lines: US$ 533 million available in the aggregate for Enersis and Endesa Chile in the local markets.

•         Committed credit lines: US$ 650 million in undrawn revolving debt facilities in the international markets and US$ 188 million in the local markets in the aggregate for Enersis and Endesa Chile.

•         Cash and cash equivalents amount to US $1,913 million.

➢  Coverage and Protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from variations in these variables.

•         Exchange rate policy is based on cash flows and it strives to maintain a balance between flows indexed to US dollars and assets and liabilities in such currency. In addition to this policy, we have contracted Cross currency Swaps for a total amount of US$1,165 million and Forwards, for US$135 million.

•         In order to reduce volatility on financial results due to changes in market interest rate, we attempt to maintain an adequate balance in debt structures. Additionally, we have contracted Interest Rate Swaps for US$ 405 million.

The aforementioned financial tools are being permanently evaluated and adjusted to the changing macroeconomic scenario, in order to achieve the most efficient levels of protection.

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PRESS RELEASE 1Q 2010

Market Summary

During the first quarter 2010, Chilean stock exchange main index showed a positive performance in line with other international stock markets. The IPSA registered a 5% increase; Bovespa: +3%, Dow Jones Industrials: +4%, S&P 500: +5%, UKX: +5%, FTSE 250: +9%.

Enersis shares’ price in the local market decreased 9% during the period. Factors that influenced this result have been significant movements made by the local pension funds, and also the effect of the earthquake over the Chilean stock market. Consistently with the Chilean peso depreciation of 3% during the first quarter of 2010 and the local price performance, Enersis’ ADRs price fell 13%.

In addition, during this year, Enersis continued to be among the most traded companies at the Santiago Stock Exchange, with an average trading volume of US$ 11.7 million during the first quarter of 2010.

Top Five Daily Average Traded Amount at SSE in 1rst Quarter 2010
Thousand US$
LAN	20,224
SQM	15,771
CENCOSUD	12,821
ENERSIS	11,716
ENDESA CHILE	11,511
Source: Santiago Stock Exchange

Risk Rating Classification Information

Enersis credit profile has continued to strengthen in 2010, with solid debt coverage ratios, liquidity position and low leverage levels. The positive perspective of the operational and credit profile of Enersis has been reflected in the very recent upgrade made by Fitch Ratings and S&P to our foreign corporate credit rating and senior unsecured debt rating to “BBB+” from “BBB”.

Similarly, Feller Rate raised Enersis local solvency credit rating of the bonds, line of bonds and commercial paper lines to AA from AA-, and ratified the rating assigned to the company’s shares as “First Class Level 1”.

The new ratings are further supported by our diversified asset portfolio, strong credit metrics, adequate debt composition and ample liquidity. Enersis' geographic diversification through Latin America provides a hedge to different regulations and weather conditions and, its operating subsidiaries are financially strong and have leading market positions in the countries where it operates.

The current risk classifications are:

➢  International Ratings:

Enersis	S&P	Moody’s	Fitch
Corporate	BBB+, Stable	Baa3, Stable	BBB+, Stable

➢  Domestic Ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA, Stable	AA, Stable

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TABLE OF CONTENTS

Summary	1
Generation and Transmission Businesses	1
Distribution Business	2
Financial Summary	3
Market Summary	4
Risk Rating Classification Information	4
TABLE OF CONTENTS	1

GENERAL INFORMATION	7
SIMPLIFIED ORGANIZATIONAL STRUCTURE	8
MARKET INFORMATION	9
EQUITY MARKET	9
DEBT MARKET	11
CONSOLIDATED INCOME STATEMENT ANALYSIS	12
NET INCOME	12
UNDER IFRS	12
OPERATING INCOME	13
NET FINANCIAL INCOME	14
TAXES	14
CONSOLIDATED BALANCE SHEET ANALYSIS	15
ASSETS UNDER IFRS	15
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	17
LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER IFRS	18
DEBT MATURITY WITH THIRD PARTIES, MILLION CH$	20
DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$	21
EVOLUTION OF KEY FINANCIAL RATIOS	21
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	23
UNDER IFRS	23
UNDER IFRS	24
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE	25
CAPEX AND DEPRECIATION	25
THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP	26

ARGENTINA	29
GENERATION	29
Endesa Costanera	29
El Chocón	29
DISTRIBUTION	30
Edesur	30
BRAZIL	31
ENDESA BRASIL	31
GENERATION	31
Cachoeira	31

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PRESS RELEASE 1Q 2010

Fortaleza (cgtf)	32
TRANSMISSION	32
CIEN	32
DISTRIBUTION	33
Ampla	33
Coelce	33
CHILE	35
GENERATION	35
Endesa Chile	35
DISTRIBUTION	36
Chilectra	36
COLOMBIA	38
GENERATION	38
Emgesa	38
DISTRIBUTION	38
Codensa	38
PERU	40
GENERATION	40
Edegel	40
DISTRIBUTION	40
Edelnor	40
OPERATING INCOME BY SUBSIDIARY	41
CONFERENCE CALL INVITATION	43
CONTACT INFORMATION	44
DISCLAIMER	44

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PRESS RELEASE 1Q 2010

General Information

(Santiago, Chile, Friday 23rd, April 2010) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for quarter ended on March 31st, 2010. All figures are in Chilean pesos (Ch$) under International Financial Reporting Standards (IFRS). Variations refer to the period between March 31st, 2009 and March 31st, 2010.

Figures as of March 31st, 2010 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$1 = Ch$534.20 as of March 31st, 2010 for the Balance Sheet, and the average exchange rate for the quarter of US$1 = Ch$518.82 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

The consolidation includes the following investment vehicles and companies,

a)    In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM, and Inmobiliaria Manso de Velasco.

b)    Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of March 31st, 2009.

*    Includes Endesa Chile Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, Túnel El Melón), non Chilean subsidiaries (Costanera, El Chocón, Edegel and Emgesa) and jointly controlled companies or associates companies (Gas Atacama, Trasquillota and HidroAysén).

** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE 1Q 2010

Simplified Organizational Structure

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PRESS RELEASE 1Q 2010

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below shows the performance of Enersis’ ADR (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Return for the period: 32.4%

Santiago Stock Exchange (BCS)

The chart below shows the performance of Enersis’ Chilean stock price over the last 12 months compared to the Chilean Selective Stock Index (IPSA):

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PRESS RELEASE 1Q 2010

Madrid Stock Exchange (Latibex) - Spain

The chart below, shows Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the Local Stock Index (IBEX):

Return for the period: 35.0%

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PRESS RELEASE 1Q 2010

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of two of our Yankee Bonds over the last twelve months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

(*) IShares Iboxx Corporate Investment Grade Bonds Fund is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

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PRESS RELEASE 1Q 2010

Consolidated Income Statement Analysis

Net Income

Enersis’ Net Income attributable to the Owners of the Company for the first quarter 2010 was Ch$91,926 million, representing a 39.5% decrease over equal last year period, which was Ch$152,050 million.

Under IFRS

Table 1
CONS. INCOME STATEMENT	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Sales	1,548,929	1,408,888	(140,041)	(9.0%)	2,715,575
Energy sales	1,420,703	1,314,909	(105,794)	(7.4%)	2,534,435
Other sales	9,385	10,733	1,348	14.4%	20,688
Other services	118,841	83,246	(35,595)	(30.0%)	160,453
Other operating income	73,348	63,012	(10,336)	(14.1%)	121,453
Revenues	1,622,277	1,471,900	(150,377)	(9.3%)	2,837,028
Power purchased	(432,007)	(379,229)	52,778	12.2%	(730,949)
Cost of fuel consumed	(181,533)	(153,150)	28,383	15.6%	(295,190)
Transportation expenses	(77,528)	(78,504)	(976)	(1.3%)	(151,314)
Other variable procurements and services	(155,542)	(159,986)	(4,444)	(2.9%)	(308,368)
Procurements and Services	(846,611)	(770,870)	75,741	8.9%	(1,485,821)
Contribution Margin	775,666	701,030	(74,636)	(9.6%)	1,351,207
Work on non-current assets	7,713	7,006	(707)	(9.2%)	13,503
Employee expenses	(88,846)	(84,636)	4,210	4.7%	(163,133)
Other fixed operating expenses	(123,236)	(117,762)	5,474	4.4%	(226,981)
Gross Operating Income (EBITDA)	571,297	505,637	(65,660)	(11.5%)	974,596
Depreciation and amortization	(107,048)	(120,376)	(13,328)	(12.5%)	(232,019)
Operating Income	464,249	385,262	(78,987)	(17.0%)	742,577
Net Financial Income	(84,787)	(83,034)	1,753	2.1%	(160,046)
Financial income	34,976	24,022	(10,954)	(31.3%)	46,302
Financial expenses	(106,730)	(96,882)	9,848	9.2%	(186,736)
Income (Loss) for indexed assets and liabilities	20,411	(1,142)	(21,553)	(105.6%)	(2,201)
Foreign currency exchange differences, net	(33,445)	(9,033)	24,412	73.0%	(17,410)
Gains	12,030	23,820	11,790	98.0%	45,911
Losses	(45,475)	(32,852)	12,623	27.8%	(63,321)
Net Income from Related Comp. Cons. By the Prop.
Eq. Method	1,142	703	(439)	(38.4%)	1,354
Net Income from other investments	(11)	(130)	(119)	-	(251)
Net Income from sales of assets	15	732	717	-	1,411
Net Income Before Taxes	380,607	303,532	(77,075)	(20.3%)	585,046
Income Tax	(71,787)	(96,750)	(24,963)	(34.8%)	(186,483)
NET INCOME	308,820	206,782	(102,038)	(33.0%)	398,563
Net Income Attributable to Owners of the Company	152,050	91,926	(60,124)	(39.5%)	177,183
Net Income Attributable to Minority Interest	156,771	114,856	(41,915)	(26.7%)	221,380

	Ch$ /share				US$ / ADR
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Earning per share	4.7	2.8	(1.8)	(39.5%)	0.3

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PRESS RELEASE 1Q 2010

Operating Income

Operating Income for the first quarter of 2010 decreased by Ch$ 78,987 million, from Ch$ 464,249 million to Ch$ 385,262 million as of March 31st 2010, representing a decrease of 17.0%. Likewise, the EBITDA decreased by Ch$ 65,660 million or 11.5%, amounting to Ch$ 505,637 million; the above is mainly due to the decrease in results from our generation subsidiaries in Chile and Colombia, partially offset by better results from our distribution subsidiaries in Brazil.

Operating Revenues and costs, broken down by business line for the quarters ending on March 31st, 2009 and 2010 are:

Table 2
Operating Income by Businesses	Generation and Transmission				Distribution
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$
	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10
Operating Revenues	720,978	583,315	-19.1%	1,124,317	1,014,086	1,025,390	1.1%	1,976,397
Operating Costs	(402,666)	(383,478)	4.8%	(739,138)	(857,565)	(838,963)	2.2%	(1,617,068)
Operating Income	318,312	199,838	-37.2%	385,180	156,521	186,426	19.1%	359,329

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$
	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10
Operating Revenues	(112,787)	(136,805)	21.3%	(263,686)	1,622,277	1,471,900	-9.3%	2,837,028
Operating Costs	102,203	135,803	-32.9%	261,754	(1,158,028)	(1,086,638)	6.2%	(2,094,451)
Operating Income	(10,584)	(1,002)	-90.5%	(1,932)	464,249	385,262	-17.0%	742,577

Generation and Transmission Businesses reached an Operating Income of Ch$ 199,838 million, representing a Ch$ 118,474 million drop from the same period last year or the equivalent to a 37.2% decrease. Physical sales decreased 8.2% amounting to 15,095 GWh for the first quarter 2010 (16,438 GWh as of the first quarter 2009).

Operating income for Generation and Transmission business line, by country in the following table:

Table 3
Generation & Transmission	Chile				Argentina				Brazil
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$
	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10
Operating Revenues	410,375	283,400	-30.9%	546,243	68,828	62,614	-9.0%	120,685	67,338	59,453	-11.7%	114,593
% of consolidated	57%	49%		49%	10%	11%		11%	9%	10%		10%
Operating Costs	(228,550)	(188,684)	17.4%	(363,682)	(54,143)	(46,417)	14.3%	(89,466)	(37,884)	(34,367)	9.3%	(66,240)
% of consolidated	57%	49%		49%	13%	12%		12%	9%	9%		9%
Operating Income	181,825	94,716	-47.9%	182,561	14,685	16,197	10.3%	31,219	29,454	25,087	-14.8%	48,353

Generation & Transmission	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$
	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10
Operating Revenues	56,063	54,935	-2.0%	105,885	118,591	123,136	3.8%	237,340	720,978	583,315	-19.1%	1,124,317
% of consolidated	8%	9%		9%	16%	21%		21%
Operating Costs	(28,747)	(35,222)	-22.5%	(67,889)	(53,559)	(79,011)	-47.5%	(152,290)	(402,666)	(383,478)	4.8%	(739,138)
% of consolidated	7%	9%		9%	13%	21%		21%

Operating Income	27,315	19,713	-27.8%	37,996	65,032	44,126	-32.1%	85,051	318,312	199,838	-37.2%	385,180

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PRESS RELEASE 1Q 2010

Distribution business increased its operating income by Ch$29,905 million, equivalent to 19.1% and totaling Ch$186,426 million.

Physical sales amounted to 16,649 GWh, representing an increase of 825 GWh, equivalent to 5.2% variation. Our customers increased by 471 thousand, amounting 12,986 thousand customer base.

Operating income for Distribution line of business, detailed by country, as follows:

Table 4
Distribution	Chile				Argentina				Brazil
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$
	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10
Operating Revenues	282,155	211,580	-25.0%	407,812	94,033	75,888	-19.3%	146,271	393,272	475,766	21.0%	917,020
% of consolidated	28%	21%		21%	9%	7%		7%	39%	46%		46%
Operating Costs	(249,794)	(188,254)	24.6%	(362,851)	(83,997)	(69,059)	17.8%	(133,108)	(336,643)	(375,315)	-11.5%	(723,405)
% of consolidated	29%	22%		22%	10%	8%		8%	39%	45%		45%

Operating Income	32,361	23,327	-27.9%	44,961	10,036	6,829	-32.0%	13,163	56,628	100,451	77.4%	193,615

Distribution	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$
	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10
Operating Revenues	76,238	75,536	-0.9%	145,593	168,388	186,619	10.8%	359,701	1,014,086	1,025,390	1.1%	1,976,397
% of consolidated	8%	7%		7%	17%	18%		18%	100%	100%		100%
Operating Costs	(60,067)	(59,233)	1.4%	(114,170)	(127,064)	(147,103)	-15.8%	(283,534)	(857,565)	(838,963)	2.2%	(1,617,068)
% of consolidated	7%	7%		7%	15%	18%		18%	100%	100%		100%

Operating Income	16,171	16,303	0.8%	31,423	41,325	39,517	-4.4%	76,167	156,521	186,426	19.1%	359,329

Net Financial Income

The company’s net financial income for the first quarter of 2010 was negative Ch$ 83,034 million, representing a 2.1% improvement over the same period last year. This variation is mainly explained by the positive change in Foreign currency exchange differences which improved in Ch$ 24,412 million mainly due to the relative Chilean peso depreciation relative to the Brazilian real and Colombian peso. Additionally, interest expenses decreased Ch$ 9,848 million, primarily due a lower average debt and lower interest rates during the period.

The above mentioned positive effects were partially offset by the negative change in the result for indexation in assets and liabilities which decreased Ch$ 21,553 million due to the effect of the change on the Inflation Index Unit – UF (Unidades de Fomento) over Chile’s UF denominated debt. During the present period, the UF increased 0.3% compared to a decrease of 2.7% experienced during equal period last year.

Taxes

Income Tax increased Ch$ 24,963 million. The latter is mostly explained by increases in: Endesa Chile Ch$ 22,056 million, Enersis Ch$ 11,692 million, Ampla Ch$ 10,864 million, Codensa Ch$ 4,266 million, Chilectra Ch$ 4,217, Coelce Ch$1,784, and Chocón Ch$ 1,693 million. This effect was partially offset by lower income taxes in Gas Atacama Ch$ 14,522 million, Emgesa Ch$ 3,326 million, Pehuenche        Ch$ 3,130 million and Edegel Ch$ 2,730 million.

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PRESS RELEASE 1Q 2010

Consolidated Balance Sheet Analysis

Assets Under IFRS

Table 5
ASSETS	Million Ch$				Thousand US$
	FY2009	1Q10	Var FY2009-1Q10	Chg %	1Q10

CURRENT ASSETS
Cash and cash equivalents	1,134,901	1,022,163	(112,738)	(9.9%)	1,913,446
Other current financial assets	1,536	1,088	(448)	(29.2%)	2,036
Other current non-financial assets	38,502	33,778	(4,724)	(12.3%)	63,231
Trade accounts receivable and other
receivables, net	1,138,647	1,151,321	12,674	1.1%	2,155,224
Accounts receivable from related companies	19,014	21,329	2,315	12.2%	39,927
Inventories	56,319	57,764	1,445	2.6%	108,132
Current tax receivable	112,176	152,704	40,528	36.1%	285,855
Non-current assets (or disposal groups)
classified as held for sale	70,361	57,134	(13,227)	(18.8%)	106,952
Total currrent assets	2,571,456	2,497,280	(74,176)	(2.9%)	4,674,804

NON CURRENT ASSETS
Other non-current financial assets	30,497	37,766	7,270	23.8%	70,697
Other non-current non-financial assets	94,255	96,076	1,821	1.9%	179,851
Non-current receivables	194,977	210,502	15,525	8.0%	394,051
Investments in associates accounted for
using the equity method	21,281	19,631	(1,651)	(7.8%)	36,748
Intangibles assets apart from increased value	1,446,122	1,457,821	11,699	0.8%	2,728,980
Increased value	1,501,352	1,517,680	16,328	1.1%	2,841,034
Property, plant and equipment	6,864,071	7,160,475	296,404	4.3%	13,404,108
Investment properties	31,232	30,908	(324)	(1.0%)	57,858
Deferred tax assets	454,897	475,838	20,942	4.6%	890,749
Total non current assets	10,638,685	11,006,698	368,013	3.5%	20,604,076

TOTAL ASSETS	13,210,140	13,503,978	293,838	2.2%	25,278,880

Total Assets increased Ch$293,836 million, mainly due to:

➢  Increase in Non-Current Assets in Ch$ 368,013 million equal to 3.5%, mainly due to:

❖  Increase in Property, plant and equipment, net by Ch$ 296.404 million due to conversion effect to Chilean pesos from subsidiaries statements, in approximately Ch$ 322.196 million, adittions for the period in approximately Ch$ 67.543 million, parcially compensated by depreciation during the period for Ch$ 92.230 million.

❖  Increase in Deferred tax assets by Ch$ 20,942 million mainly due to conversion effect to the Chilean peso during the period.

❖  Increase in Increased value (commercial funds) by Ch$ 16,328 million as a result of the conversion effect coming from those subsidiaries whose functional currency is different from the Chilean peso.

❖  Increase in Intangible Assets, different of those originated in Increased value, by Ch$ 11,699 million, mainly due to increases in intangible assets in Ampla and Coelce concessions for     Ch$ 37,839 million, partially compensated by the Ch$ 173,493 million in amortizations for the period.

Pg. 15

PRESS RELEASE 1Q 2010

The above is partially offset by:

➢  Ch$ 74,176 million decrease in Current Assets, equal to 2.9%, as a result of:

❖  Ch$ 112,738 million decrease in cash and cash equivalent, primarily explained by decreases in times deposits in Endesa Chile for Ch$ 189,631 million used to pay debt, Codensa for          Ch$ 89,658 million used to pay dividends and Ampla for Ch$ 18,515 million used to pay debt. This decrease in cash and cash equivalent was partially offset by increases in time deposits in Emgesa for Ch$ 44,900 million, Chilectra for Ch$ 42,536 million, Coelce for Ch$ 26,994 million, CGTF for Ch$ 22,266 million, Cachoeira Dourada for Ch$ 16,548 million, Enersis for            Ch$ 16,721 million and Edesur for Ch$ 8,182 million.

❖  Decrease in Non-current assets (or disposal groups) classified as held for sale by Ch$ 13,227 million (CAM).

❖  Increase in Current tax receivable by Ch$ 40,528 million, which mainly corresponds to a higher Value Added Tax (“IVA”) receivable for Ch$ 22,101 million and increases in payments with charge to income taxes for Ch$ 14,675 million.

❖  Increase in Trade accounts receivable and other receivables for Ch$ 12,674 million, primarily due to an increase in trade account receivable in Ampla for Ch$ 11,679 million, Edesur in     Ch$ 10,505 million, Chocón in Ch$ 9.560 million, Codensa in Ch$ 9,544 million, Coelce in    Ch$ 5,114 million, Gas Atacama in Ch$ 4,987 million, Synapsis Ch$ 4,483 million, San Isidro Ch$ 3,857 million, Celta Ch$ 3,535 million, and Cachoeira Dourada por Ch$ 1,905 million. This effect is parcially compensated by decreases in Endesa Chile Ch$ 46,550 million and in Chilectra in Ch$ 25,723 million.

Pg. 16

PRESS RELEASE 1Q 2010

Book Value and Economic Value of Assets

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are depreciated by linearly distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The capital gain (lower investments or goodwill value) generated by consolidation represents the acquisition cost surplus on the Group’s share in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a Subsidiary at the time of acquisition.

Capital gain is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.d to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller Group of identifiable assets that generate independent cash incomes.  As a result of this assessment, it has been determined that there is no impairment associated to businesses acquired, with the exception of the investment of our joint subsidiary Gas Atacama Holding Ltda., whose proof of depreciation determined that during 2007 the value recovered from said investment was in fact lower than its book value, thereby making provision for such.

Assets expressed in foreign currency are submitted at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities.  These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

Pg. 17

PRESS RELEASE 1Q 2010

Liabilities and Shareholders’ Equity Under IFRS

Table 6
LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$				Thousand US$
	FY2009	1Q10	Var FY2009-1Q10	Chg %	1Q10

CURRENT LIABILITIES
Other current financial liabilities	730,650	594,344	(136,306)	(18.7%)	1,112,587
Trade accounts payable and other payables	976,506	1,014,370	37,864	3.9%	1,898,859
Accounts payable to related companies	111,956	161,087	49,132	43.9%	301,549
Provisions	100,024	94,814	(5,210)	(5.2%)	177,488
Current tax payable	185,286	242,105	56,820	30.7%	453,211
Current post-employment benefit obligations	4,915	6,152	1,237	25.2%	11,516
Other current non-financial liabilities	35,400	37,144	1,744	4.9%	69,532
Liabilities (or disposal groups) classified as held for	50,650	40,179	(10,471)	(20.7%)	75,214
sale
Total current liabilities	2,195,388	2,190,197	(5,191)	(0.2%)	4,099,956

NON-CURRENT LIABILITIES
Other non-current financial liabilities	3,530,837	3,641,415	110,577	3.1%	6,816,576
Trade accounts payable	58,728	61,045	2,318	3.9%	114,274
Accounts payable to related companies	3,557	3,667	110	3.1%	6,864
Provisions	250,287	257,292	7,005	2.8%	481,639
Deferred tax liabilities	573,049	595,915	22,866	4.0%	1,115,528
Non-current post-employment benefit obligations	182,689	189,780	7,091	3.9%	355,260
Other non-current non-financial liabilities	38,602	39,291	689	1.8%	73,551
Total non-current liabilities	4,637,749	4,788,404	150,655	3.2%	8,963,691

SHAREHOLDERS´ EQUITY
Issued share capital	2,824,883	2,824,883	-	0.0%	5,288,062
Retained earnings (losses)	1,817,613	1,882,297	64,684	3.6%	3,523,581
Issuances premium	158,760	158,760	-	0.0%	297,191
Shares owned by the parent's company	-	-	-	-	-
Other equity participations	(1,291,100)	(1,291,100)	-	0.0%	(2,416,885)
Reserves	8,324	42,978	34,654	416.3%	80,453

Total shareholders' equity attributable to
the Owners of the Company	3,518,480	3,617,817	99,338	2.8%	6,772,402

Minority Interest	2,858,524	2,907,560	49,036	1.7%	5,442,830
Total shareholders' equity	6,377,004	6,525,377	148,373	2.3%	12,215,232

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,210,140	13,503,978	293,838	2.2%	25,278,880

Pg. 18

PRESS RELEASE 1Q 2010

The company’s Total Liabilities increased by Ch$ 293,838 million from the period ended on December 31st, 2009, largely due to the increase in non-current liabilities in Ch$ 150,655 million plus the            Ch$ 148,373 million increase in Shareholders’ Equity. The detail is explained as follows:

➢ Non Current Liabilities increased by Ch$ 150,655 million, equal to 3.2%, mainly due to:

❖  Other non financial assets (financial debt and derivatives) increased in Ch$ 110,577 million, mainly due to Emgesa for Ch$ 45,153 million because of the conversion effect, Codensa           Ch$ 37,673 million, as a result of Bonds issuance and conversion effect, Enersis Ch$ 16,701 million due to conversion effect, Edegel Ch$ 10,669 million due to conversion effect, Coelce Ch$ 6,170 million and the Mark to Market (MTM) of derivatives for hedge in Ch$ 19,922 million, partially compensated by decreases in Endesa Ch$ 14,498 million due to loan payments in dollars and exchange rate effect. Ampla Ch$ 11,422 million, due to loan payments and Costanera Ch$ 9,339 million for transfer to the short term.

❖  Increase in deferred tax liabilities in Ch$ 22,866 million, mainly due to conversion effect of foreign subsidiaries by Ch$ 23,030 million.

❖  Increase in post-employment benefit obligations in Ch$ 7,091 million, mainly due to conversion effect during the period.

➢  Decrease in Current Liabilities of Ch$ 5,190 million, a 0.2% drop, due to:

❖  Decrease in Other current liabilities (financial debt and derivatives) for Ch$ 136,306 million, mainly in Endesa Chile for Ch$ 131,636 million, due to bank loans payments and in Ampla for Ch$ 43.850 million due to bond payments, partially compensated by increases in Costanera for Ch$ 10,748 million for transfer from the long term to the short, in Edelnor for Ch$ 9,107 million, Ampla for Ch$ 5,591 million and in Cien Ch$5,244 million for loans.

Partially offset by:

❖  Increase in Current tax payable for Ch$ 56,820 million which mainly corresponds to Edesur     Ch$ 13,814 million, CGTF for Ch$ 13,312 million, Ampla Ch$ 13,136 million, Codensa          Ch$ 11,342 million and in Edelnor Ch$ 4,757 million.

❖  Increase in accounts payable to related companies in Ch$ 49,132 million which mainly corresponds to Emgesa and Enersis respectively for Ch$ 28,612 and Ch$ 16,718 million, for dividend payable to Endesa Latinoamérica.

Total Shareholders’ equity increased by Ch$ 148,373 million with respect to December of 2009. The Total shareholders' equity attributable to the Owners of the Company increased in Ch$ 99,338 million which is explained mainly by the Ch$ 126,915 million of net income for the period less the provision of minimum dividend of 30%, equivalent to Ch$ 27,577 million.

The minorities participation increased in Ch$ 49,036 million, as a consequence of the net effects in the results, the conversion net effects, minimum dividends, reserves and derivatives hedge.

Pg. 19

PRESS RELEASE 1Q 2010

Debt Maturity with Third Parties, Million Ch$

Table 7
								TOTAL
Million Ch$	2010	2011	2012	2013	2014	2015	Balance
Chile	9,575	112,851	22,152	224,096	389,334	2,598	903,872	1,664,478
Enersis	1,965	2,078	2,197	2,323	279,186	2,598	227,345	517,693
Chilectra	12	-	-	-	-	-	-	12
Other (*)	137	829	-	-	-	-	-	967
Endesa Chile (**)	7,461	109,944	19,955	221,773	110,148	-	676,526	1,145,807
Argentina	60,014	74,853	36,308	13,614	15,295	-	-	200,084
Edesur	10,847	17,849	15,435	399	258	-	-	44,787
Costanera	35,629	27,093	14,241	13,215	15,037	-	-	105,216
Chocon	13,391	29,911	6,632	-	-	-	-	49,934
Hidroinvest	147	-	-	-	-	-	-	147
CTM	-	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-	-
Peru	40,209	51,015	101,829	75,562	52,069	-	102,470	423,155
Edelnor	10,004	19,693	32,221	49,470	27,729	-	37,640	176,758
Edegel	30,205	31,323	69,608	26,092	24,339	-	64,830	246,397
Brazil	188,194	265,601	281,741	105,142	62,790	9,393	36,275	949,137
Endesa Brasil	56,557	-	-	-	-	-	-	56,557
Coelce	33,775	75,995	64,701	48,598	39,945	-	9,700	272,714
Ampla	31,063	122,243	150,463	49,438	14,197	-	15,975	383,380
Cachoeira	-	-	-	-	-	-	-	-
Cien	61,231	61,186	59,951	-	-	-	-	182,369
Fortaleza	5,569	6,177	6,625	7,106	8,648	9,393	10,600	54,118
Colombia	74,180	121,335	93,408	66,459	108,005	72,335	357,809	893,531
Codensa	30,058	55,152	9,299	66,459	68,940	3,395	166,612	399,915
Emgesa	44,122	66,183	84,110	-	39,064	68,940	191,197	493,616
TOTAL	372,173	625,656	535,439	484,873	627,492	84,326	1,400,426	4,130,385
(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón.

Pg. 20

PRESS RELEASE 1Q 2010

Debt Maturity with Third Parties, Thousand US$

Table 7.1
								TOTAL
Thousand US$	2010	2011	2012	2013	2014	2015	Balance
Chile	17,925	211,253	41,467	419,499	728,816	4,864	1,692,010	3,115,834
Enersis	3,678	3,889	4,113	4,349	522,624	4,864	425,581	969,099
Chilectra	23	-	-	-	-	-	-	23
Other	257	1,553	-	-	-	-	-	1,810
Endesa Chile (*)	13,967	205,811	37,354	415,150	206,192	-	1,266,429	2,144,902
Argentina	112,343	140,122	67,967	25,485	28,632	-	-	374,549
Edesur	20,304	33,412	28,894	747	483	-	-	83,840
Costanera	66,697	50,717	26,659	24,738	28,149	-	-	196,960
Chocon	25,067	55,993	12,414	-	-	-	-	93,474
Hidroinvest	275	-	-	-	-	-	-	275
CTM	-	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-	-
Peru	75,270	95,499	190,620	141,449	97,470	-	191,820	792,129
Edelnor	18,728	36,864	60,317	92,606	51,908	-	70,461	330,883
Edegel	56,542	58,635	130,304	48,844	45,562	-	121,359	461,245
Brazil	352,292	497,195	527,408	196,821	117,540	17,582	67,906	1,776,745
Endesa Brasil	105,871	-	-	-	-	-	-	105,871
Coelce	63,225	142,259	121,118	90,974	74,776	-	18,158	510,510
Ampla	58,149	228,834	281,661	92,546	26,576	-	29,905	717,671
Cachoeira	-	-	-	-	-	-	-	-
Cien	114,622	114,538	112,226	-	-	-	-	341,387
Fortaleza	10,424	11,564	12,402	13,302	16,188	17,582	19,843	101,306
Colombia	138,862	227,134	174,857	124,408	202,180	135,409	669,803	1,672,653
Codensa	56,267	103,243	17,407	124,408	129,054	6,355	311,891	748,624
Emgesa	82,594	123,891	157,450	-	73,127	129,054	357,912	924,028
TOTAL	696,692	1,171,202	1,002,319	907,662	1,174,639	157,855	2,621,539	7,731,908
(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón.

Evolution Of Key Financial Ratios

Table 8
Indicator	Unit	FY2009	1Q10	Var FY2009-1Q10	Chg %
Liquidity	Times	1.17	1.14	(0.03)	(2.6%)
Acid ratio test *	Times	1.15	1.11	(0.04)	(3.5%)
Working capital	million Ch$	376,068	307,083	(68,985)	(18.3%)
Working capital	th. US$	703,984	574,847	(129,136)	(18.3%)
Leverage **	Times	1.07	1.07	(0.00)	0.0%
Short-term debt	%	32.0	31.0	(1.0)	(3.1%)
Long-term debt	%	68.0	69.0	1.0	1.5%
* Current assets net of inventories and prepaid expenses
** Using the ratio = Total debt / (equity + minority interest)

Indicator	Unit	1Q09	1Q10	Var 1Q09-1Q10	Chg %
Financial Expenses Coverage***	Times	4.77	4.72	(0.05)	(1.0%)
Op.Income / Op.Rev.	%	28.6	26.2	(2.4)	(8.5%)
ROE	%	20.2	10.2	(10.0)	(49.7%)
ROA	%	9.5	6.1	(3.4)	(35.7%)
***EBITDA/Financial Costs

Liquidity index as of March, 2010 was 1.14, showing a decrease of 0.03 times, equivalent to 2.6% with respect to December 2009. This situation reflects a persistent strong liquidity position, maintaining its bank borrowings and financing its investments with its cash surpluses and having a satisfactory debt maturity pattern.

Leverage ratio was 1.07, maintaining the same level registered as of December 31st, 2009.

Pg. 21

PRESS RELEASE 1Q 2010

Financial Expenses Coverage reached 4.72 times, a decrease of 0.05 times or 1.1% drop from the ratio registered on equal period the precedent year. The aforementioned is the result of a significant increase in EBITDA generation and the positive conversion effect of exchange rates variation.

Operating Income over Operating Revenues profitability decreased 8.5%, reaching a 26.2% as of March, 2010.

The annual ROE of the Parent Company reached 10.2%, a decrease of 10.0 pp. from the registered as of March 2009. This decrease is derived from the lower results for the period.

Annual ROA reached 6.1% in March 2010, a decrease of 3.4 pp. from the registered as of March 2009, reflecting the decrease in the present quarter’s results plus the increase in Total Assets.

Pg. 22

PRESS RELEASE 1Q 2010

Consolidated Statements of Cash Flows Analysis

Under IFRS

Table 9
CASH FLOW	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q210
CASH FLOWS PROVIDED BY (USED IN) OPERATIONS
Net income (loss) for the year	308,820	206,782	(102,038)	(33.0%)	398,563
Adjustments to Reconcile to Operating Income	123,016	170,050	47,034	38.2%	327,764
Adjustments to Reconcile to Operating Income	1,393	-	(1,393)	(100.0%)	-
Financial expenses	86,318	98,024	11,706	13.6%	188,938
Financial income	(34,976)	(24,022)	10,954	31.3%	(46,302)
Dividend income	-	-	-	-	-
Income tax	71,787	96,750	24,963	34.8%	186,483
Share of the (profit) loss of associates accounted for using the equity method, net of cash distributions received	(1,142)	(703)	439	38.4%	(1,354)
Other (Increases) decreases to Reconcile to Operating Income	(365)	-	365	100.0%	-
Operating Income	431,836	376,831	(55,005)	(12.7%)	726,327
Non monetary adjustments:				-	-
Depreciation	85,474	92,230	6,756	7.9%	177,769
Amortization of intangibles	21,544	28,146	6,602	30.6%	54,250
(Reversal of) Impairment losses	30	-	(30)	(100.0%)	-
Unrealized foreign currency exchange differences, net	33,445	9,033	(24,412)	(73.0%)	17,410
Change in the value of Investment Property	-	-	-	-	-
Non realized Gain (loss) on hedging instruments of fair value	(1,088)	-	1,088	100.0%	-
Non realized Gain (loss) on hedging instruments of cash flows	69	-	(69)	(100.0%)	-
(Gain) loss on sale of non-current assets not held for sale	318	(732)	(1,050)	-	(1,411)
Gain (loss) on the sale of other assets and financial liabilities	-	-	-	-	-
Participation in (profits) loss of investments	-	130	130	-	251
Increase in provisions	22,403	16,140	(6,263)	(28.0%)	31,110
Reversal of unused provisions	(3,115)	(893)	2,222	71.3%	(1,722)
Used provisions	(7,477)	(7,266)	211	2.8%	(14,005)
(Increase) decrease in deferred tax Assets	4,910	3,646	(1,264)	(25.7%)	7,028
Increase (decrease) in deferred tax Liabilities	(9,736)	(4,843)	4,893	50.3%	(9,334)
Other non-monetary adjustments	(15,421)	(2,512)	12,909	83.7%	(4,841)
Total Non monetary adjustments:	131,356	133,079	1,723	1.3%	256,505
Increase (Decrease) in Working Capital in:
Increase (decrease) in non current assets and Disposal Groups
available for sale	-	(79,050)	(79,050)	-	(152,365)
Inventories	(2,098)	24,429	26,527	-	47,086
Trade accounts receivable and other receivables, net	(40,410)	13,743	54,153	134.0%	26,489
Prepayments	(3,561)	1,769	5,330	149.7%	3,410
Other assets	(32,150)	3,606	35,756	111.2%	6,951
Trade accounts payable and other payables	(31,890)	(89,433)	(57,543)	(180.4%)	(172,378)
Deferred revenues	1,900	(1,770)	(3,670)	(193.2%)	(3,412)
Accruals	(1,193)	(1,104)	89	7.4%	(2,129)
Taxes Payable	(49,611)	35,540	85,151	171.6%	68,502
Post-employment benefit obligations	(22)	(4,895)	(4,873)	-	(9,435)
Other liabilities	(28,342)	33,695	62,037	-	64,945
Increase (Decrease) in Working Capital	(187,378)	(63,470)	123,908	66.1%	(122,336)
Cash Flows provided by (used in) Other Operating Activities
Proceeds from Dividends classified as operational	-	-	-	-	-
Payments of dividends classified as operating	-	-	-	-	-
Proceeds from interest received classified as operating	84	69	(15)	(17.5%)	133
Payments of interest classified as operating	19	(6,684)	(6,703)	-	(12,882)
Proceeds from refunded income tax	17	-	(17)	(100.0%)	-
Payments of income tax	(2,757)	(68,578)	(65,821)	-	(132,182)
Other inflows (outflows) from other operating activities	(392)	(79)	313	79.8%	(153)
Net cash flows provided by (used in) operating activities	(3,030)	(75,272)	(72,242)	-	(145,084)
NET CASH FLOW FROM OPERATING ACTIVITIES	372,784	371,168	(1,616)	(0.4%)	715,412

Pg. 23

PRESS RELEASE 1Q 2010

Under IFRS

Cont. Table 9
NET CASH FLOW FROM OPERATING ACTIVITIES	372,784	371,168	(1,616)	(0.4%)	715,412
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES					-
Proceeds from sales of property, plant and equipment	4,601	471	(4,130)	(89.8%)	908
Proceeds from sales of intangible assets	756	983	227	30.0%	1,894
Proceeds from sales of other financial assets	-	-	-	-	-
Proceeds from the sale of other assets	-	-	-	-	-
Other cash flows provided by (used in) investing activities	44,047	-	(44,047)	(100.0%)	-
Proceeds from dividends classified for investing purposes	1	-	(1)	(100.0%)	-
Proceeds from interest received classified for investing purposes	1,603	24	(1,579)	(98.5%)	45
Purchase of property, plant and equipment	(141,437)	(79,947)	61,490	43.5%	(154,095)
Acquisitions of investment properties	-	-	-	-	-
Acquisitions of intangible assets	(41,815)	(38,194)	3,621	8.7%	(73,617)
Acquisitions of subsidiaries, net of cash acquired	-	-	-	-	-
Acquisitions of associates	(24,975)	-	24,975	100.0%	-
Acquisitions of joint ventures, net of cash acquired	-	-	-	-	-
Loans to related companies	-	-	-	-	-
Loans to non related companies	(1,704)	(735)	969	56.9%	(1,416)
Other investment disbursements	(21,058)	654	21,712	103.1%	1,260
NET CASH FLOW FROM INVESTING ACTIVITIES	(179,982)	(116,745)	63,237	35.1%	(225,021)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES					-
Loans obtained	200,203	24,860	(175,343)	(87.6%)	47,916
Proceeds from issuance of other financial liabilities	21,743	61,640	39,897	183.5%	118,808
Proceeds from loans from related companies	-	-	-	-	-
Revenue from other financing sources	15,701	-	(15,701)	(100.0%)	-
Payments of loans	(184,870)	(258,857)	(73,987)	(40.0%)	(498,937)
Repayment of other financial liabilities	-	(63,437)	(63,437)	-	(122,272)
Repayments of liabilities for financial leases	(430)	(1,675)	(1,245)	(289.4%)	(3,229)
Payments of loans to related parties	-	-	-	-	-
Payments of interest classified for financing purposes	(33,249)	(69,805)	(36,556)	(109.9%)	(134,546)
Dividends paid to minority interest	(4,265)	(78,671)	(74,406)	-	(151,635)
Dividends paid to shareholders of the company	(37)	(38,580)	(38,543)	-	(74,361)
Other cash flows provided by (used in) financing activities	(107,729)	-	107,729	100.0%	-
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(92,932)	(424,525)	(331,593)	-	(818,255)
Net Increase (Decrease) in Cash and Cash Equivalents	99,871	(170,102)	(269,972)	-	(327,864)
Effects of foreign exchange rate variations on
cash and cash equivalents	(141,852)	57,364	199,216	140.4%	110,566
Effect of changes in scope of consolidation on cash
and cash equivalents	4,288	-	(4,288)	(100.0%)	-
Beginning balance of cash and cash equivalents,	1,318,062	1,134,901	(183,161)	(13.9%)	2,187,476
statement of cash flows
Ending Balance of Cash and Cash Equivalents,
Statement of Cash Flows	1,280,368	1,022,163	(258,205)	(20.2%)	1,970,178

The company generated a negative cash flow of Ch$ 170,102 million for the period, which can be broken down as follows:

Operating activities generated a positive net cash flow of Ch$ 371,168 million that represents an decrease of 0.4% regarding last year’s first quarter. This cash flow is composed primarily with net income of the period for Ch$ 206,782 million, which is adjusted to operating income in Ch$ 204,119 million. This adjustment includes fixed asset amortization, depreciation and impairments for               Ch$ 120,376 million, provisions for Ch$ 9,032 million, taxes for Ch$ 96,750 million, partially compensated by the tax payments for Ch$33,038 million.

Investment activities generated a net negative cash flow of Ch$ 116,745 million, which compared with the same period of the preceding year represents a 35.1% decrease or the equivalent to Ch$ 63,237 million. This flow corresponds primarily to the incorporation of fixed assets for Ch$ 118,141 million.

Financing activities originated a negative cash flow of Ch$ 424,525 million, due to repayments of loans for Ch$ 258,857 million, dividends paid for Ch$ 117,251 million, interests paid for Ch$ 69,805 million and other financial payments for Ch$ 63,436 million. The aforementioned was partially compensated for loans obtained for Ch$ 86,500 million.

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PRESS RELEASE 1Q 2010

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile

Table 10
	Interest Received			Dividends Received			Capital Reductions from Subsidiaries
	Millions Ch$		Thousand US$	Millions Ch$		Thousand US$	Millions Ch$		Thousand US$
	1Q09	1Q10	1Q10	1Q09	1Q10	1Q10	1Q09	1Q10	1Q10
Argentina	271	55	105	-	-	-	-	-	-
Peru	-	-	-	-	-	-	-	-	-
Brazil	6,155	-	-	-	-	-	-	-	-
Colombia	-	-	-	-	-	-	-	29,268	56,413
Chile	-	-		-	-		-	-	-
Total	6,426	55	105	-	-	-	-	29,268	56,413

	Total Cash Received
	Millions Ch$		Thousand US$
	1Q09	1Q10	1Q10
Argentina	271	55	105
Peru	-	-	-
Brazil	6,155	-	-
Colombia	-	29,268	56,413
Chile	-	-	-
Total	6,426	29,323	56,518
Source: Internal Financial Report

Source: Internal Financial Report

Capex and Depreciation

Table 11
	Payments for Additions of Fixed assets				Depreciation
	Million Ch$		Thousand US$	Million Ch$		Thousand US$
Million Ch$	1Q09	1Q10	1Q10	1Q09	1Q10	1Q10
Endesa Chile	98,846	50,361	97,068	46,762	48,886	94,226
Cachoeira	-	-	-	1,626	1,791	3,452
Endesa Fortaleza	-	-	-	1,796	1,977	3,811
Cien	-	-	-	4,703	9,072	17,486
Chilectra S.A.	14,741	8,937	17,226	4,827	5,266	10,151
Edesur S.A.	10,130	8,061	15,537	4,596	3,590	6,920
Edelnor S.A.	8,622	3,813	7,349	5,009	4,975	9,589
Ampla (*)	15,801	26,275	50,644	244	-	-
Coelce (*)	25,103	11,550	22,262	1,787	830	1,599
Codensa S.A.	7,227	7,268	14,009	12,600	14,393	27,742
Cam Ltda.	835	332	640	518	436	840
Inmobiliaria Manso de Velasco Ltda.	395	346	668	59	71	137
Synapsis Soluciones y Servicios Ltda.	369	703	1,355	673	675	1,301
Holding Enersis y sociedades de Inversión	272	126	243	274	267	514
Total	182,341	117,773	227,002	85,474	92,228	177,769
(*) Includes concessions intangible assets.

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PRESS RELEASE 1Q 2010

The Principal Risks associated to the activities of the Enersis Group

Commercial and Regulatory Risk

The Group’s activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and issues may affect the Group’s activities, economic situation and operating results.

The Group’s distribution activity is subject to a broad range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

The Group’s generation activity requires environmental impact studies, acquisition of licenses, permits and other mandatory approvals as well as to be in compliance with all the requirements provided for in such licenses, permits and standards.

The Group’s generation activity is subject to existing hydrological and atmospheric conditions in the broad geographic zones in which the Group’s hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total gross debt was 48% as of March 31st, 2010 on a consolidated basis.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate these risks.

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: Foreign currency debts contracted by Group’s companies, payments made on international markets for the acquisition of projects related materials, group companies’ incomes directly linked to the evolution of the dollar and Cash flows from subsidiary companies to headquarters in Chile are exposed to exchange rate fluctuations.

In order to mitigate exchange rate risks, Enersis’ exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to dollar and the asset and liability levels in such currency.  Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Enersis is exposed to the price fluctuation risk on some commodities, basically of fuel purchases for the electricity generation and also of energy transactions in the local markets.

With the objective of reducing risks in extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ sound energy capacity in a dry year and includes risk mitigation clauses in some contracts with non regulated clients.

Pg. 26

PRESS RELEASE 1Q 2010

Liquidity Risk

In engaging committed long term borrowing facilities and short term financial investments the Group maintains a consistent liquidity policy, for the adequate amounts required to support projected needs for the period, contingent with the situation and the expectations of the debt and equity markets.

As of March 31st, 2010, the Enersis Group held liquidity in the amount of Ch$ 1,022,162,840 thousand in cash and cash equivalent and Ch$310,000,000 thousand in available credit lines. As of December 31st, 2009, the Enersis Group held liquidity in the amount of Ch$ 1,134,900,821 thousand in cash and cash equivalent and Ch$253,550,000 thousand in available credit lines.

Credit Risk

Credit risk in accounts receivable, originating from trading activities, is historically very limited given that the short term collection conditions to customer doesn’t allow them to individually accumulate significant amounts. Additionally, in the case of the so called “unregulated clients” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee demands are defined.

Furthermore, in our electricity generating business line, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts such lack of payment is established as cause for contract termination. To this end, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which, as has been said, are limited.

In turn, in our electricity distribution business line, the energy supply cut-off is, in all cases, a power held by our companies when faced with default by our customers, applied in accordance with the regulation in force in each country, enabling the credit risk evaluation and control process, which in fact is also limited.

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with established limits set for each entity (not more than 30% per entity).

In the selection of banks for investment, consideration is given to those that hold two investment grade classifications, considering the three main international risk agencies (Moody’s, S&P and Fitch).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged through highly solvent entities such that about 90% of operations are carried out with entities that hold an A or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk of its debt and financial derivatives positions with a view to guaranteeing that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results. The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% probability.  To this end the volatility of the risk variables that affect the value of the positions portfolio has been studied, including: The U.S. dollar Libor interest rate, the usual banking local indexes for debts, and taking into account the different currencies our companies operate under and the exchange rates of the different currencies involved in the calculation.

Pg. 27

PRESS RELEASE 1Q 2010

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions.  If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million dollars (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million dollars, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

Similarly, nonpayment – after any given applicable grace period - of the debts of these companies or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million dollars, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk classification agencies could trigger prepayments. Nevertheless, a modification in the Standard & Poor’s (S&P) debt risk classification in foreign currency could trigger a change in the margin applicable to determine the interest rate, in the credit loans issued in 2004 and 2006.

Pg. 28

PRESS RELEASE 1Q 2010

Argentina

Generation

Endesa Costanera

Operating income amounted to Ch$ 5,677 million as of March 2010, a 2.2% reduction compared to the March 2009 quarter. Total Revenues declined 11.9% compared to March 2009 due to a 23% decrease in physical sales. Endesa Costanera’s Cost of sales fell by 11.1% between both periods, mainly explained by reduced fuel costs due to lower generation level during the period.

Negative conversion effect from local currency to Chilean pesos, reduced 20.9% the 2010 first quarter results compared to last year’s figure.

Table 12
Endesa Costanera	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	52,567	46,317	(6,250)	(11.9%)	89,275
Procurements and Services	(37,012)	(32,898)	4,114	11.1%	(63,410)
Contribution Margin	15,555	13,419	(2,136)	(13.7%)	25,865
Other Costs	(4,685)	(3,731)	954	20.4%	(7,191)
Gross Operating Income (EBITDA)	10,871	9,688	(1,183)	(10.9%)	18,673
Depreciation and Amortization	(5,067)	(4,011)	1,056	20.8%	(7,731)
Operating Income	5,804	5,677	(127)	(2.2%)	10,942
Figures may differ from those accounted under Argentine GAAP.

Table 16
Endesa Costanera	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	2,543	1,919	(625)	(24.6%)
GWh Sold	2,547	1,968	(579)	(22.7%)
Market Share	9.7%	7.0%	(2.7 pp.)	-

El Chocón

El Chocón showed a favorable reservoir level as a result of the storage policy during 2009, thus contributing a greater hydroelectric availability. Its operating income, therefore, rose by 24.9% to Ch$ 9,349 million to the end of March 2010, due to higher physical sales of 34% over the same period of last year, and lower costs of energy purchases given its greater own generation.

Negative conversion effect from local currency to Chilean pesos, reduced 20.9% the 2010 first quarter results compared to last year’s figure.

Table 13
El Chocón	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	14,442	14,843	401	2.8%	28,609
Procurements and Services	(4,810)	(3,626)	1,184	24.6%	(6,988)
Contribution Margin	9,632	11,218	1,586	16.5%	21,621
Other Costs	(1,194)	(1,087)	106	8.9%	(2,096)
Gross Operating Income (EBITDA)	8,438	10,130	1,692	20.1%	19,526
Depreciation and Amortization	(951)	(781)	169	17.8%	(1,506)
Operating Income	7,488	9,349	1,861	24.9%	18,020
Figures may differ from those accounted under Argentine GAAP.

Pg. 29

PRESS RELEASE 1Q 2010

Table 14
El Chocón	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	563	819	256	45.5%
GWh Sold	668	895	227	34.0%
Market Share	2.5%	3.2%	0.7 pp.	-

Distribution

Edesur

Operating income decreased 32% to Ch$ 6,829 million mainly due to the negative conversion effect from local currency to Chilean pesos, which reduced 20.9% the 2010 first quarter results compared to last year’s figure. In addition, average sales prices in local currency decreased 4%.

Table 15
Edesur	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	94,033	75,888	(18,145)	(19.3%)	146,271
Procurements and Services	(47,222)	(37,163)	10,059	21.3%	(71,631)
Contribution Margin	46,811	38,725	(8,086)	(17.3%)	74,640
Other Costs	(32,179)	(28,225)	3,954	12.3%	(54,402)
Gross Operating Income (EBITDA)	14,632	10,500	(4,132)	(28.2%)	20,238
Depreciation and Amortization	(4,596)	(3,671)	925	20.1%	(7,076)
Operating Income	10,036	6,829	(3,207)	(32.0%)	13,163
Figures may differ from those accounted under Argentine GAAP.

Figures may differ from those accounted under Argentine GAAP.

Table 16
Edesur	1Q09	1Q10	Var 1Q09-1Q10	Chg %
Customers (Th)	2,272	2,316	45	2.0%
GWh Sold	4,106	4,313	207	5.0%
Clients/Employee	867	877	10	1.1%
Energy Losses %	10.5%	10.5%	0.0 pp.	-

Pg. 30

PRESS RELEASE 1Q 2010

Brazil

Endesa Brasil

Table 17
Endesa Brasil	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	437,596	501,805	64,209	14.7%	967,209
Procurements and Services	(260,648)	(275,031)	(14,383)	(5.5%)	(530,110)
Contribution Margin	176,948	226,774	49,826	28.2%	437,098
Other Costs	(61,948)	(62,494)	(546)	(0.9%)	(120,454)
Gross Operating Income (EBITDA)	115,001	164,281	49,280	42.9%	316,644
Depreciation and Amortization	(29,206)	(38,690)	(9,484)	(32.5%)	(74,574)
Operating Income	85,794	125,590	39,796	46.4%	242,070
Net Financial Income	(14,924)	(22,713)	(7,788)	(52.2%)	(43,778)
Financial income	15,791	13,230	(2,562)	(16.2%)	25,500
Financial expenses	(31,544)	(32,597)	(1,053)	(3.3%)	(62,830)
Income (Loss) for indexed assets and liabilities	-	-	-	-	-
Foreign currency exchange differences, net	829	(3,345)	(4,174)	-	(6,447)
Gains	3,054	9,898	6,844	-	19,078
Losses	(2,225)	(13,243)	(11,018)	-	(25,525)
Continued Operations Result	8	1	(7)	(92.5%)	1
Net Income before Taxes	70,878	102,878	32,001	45.1%	198,294
Income Tax	(15,294)	(22,561)	(7,267)	(47.5%)	(43,485)
NET INCOME	55,583	80,317	24,734	44.5%	154,809
Net Income Attributable to Owners of the
Company	38,666	49,275	10,609	27.4%	94,976
Net Income Attributable to Minority Interest
	16,917	31,042	14,125	83.5%	59,833

Generation

Cachoeira

Operating Income increased due to higher sales volume at higher prices during the period boosted by the higher hydrology and the recovery of the demand, which increased 21% for that subsidiary.

A positive conversion effect from local currency to Chilean pesos increased 8.6% the results compared to the figure of the same period last year.

Table 18
Cachoeira	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	18,573	24,372	5,799	31.2%	46,975
Procurements and Services	(5,216)	(6,599)	(1,383)	(26.5%)	(12,719)
Contribution Margin	13,357	17,773	4,415	33.1%	34,256
Other Costs	(1,419)	(1,487)	(68)	(4.8%)	(2,866)
Gross Operating Income (EBITDA)	11,939	16,286	4,347	36.4%	31,390
Depreciation and Amortization	(1,634)	(1,791)	(157)	(9.6%)	(3,452)
Operating Income	10,304	14,495	4,190	40.7%	27,938
Figures may differ from those accounted under Brazilian GAAP.

Pg. 31

PRESS RELEASE 1Q 2010

Table 19
Cachoeira	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	581	847	266	45.8%
GWh Sold	709	858	149	21.1%
Market Share	0.7%	0.8%	0.1 pp.	-

Fortaleza (cgtf)

Operating Income increased mainly due to the 32% increase in the average sales prices denominated in local currency and the lower Procurement and Services costs as a consequence of the lower energy purchased costs during the period, which was related to the higher hydrology prevailing in the system.

In addition, a positive conversion effect from local currency to Chilean pesos increased 8.6% the results compared to the figure of the same period last year.

Table 20
Fortaleza	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	29,874	35,051	5,177	17.3%	67,560
Procurements and Services	(18,046)	(13,241)	4,805	26.6%	(25,522)
Contribution Margin	11,828	21,810	9,982	84.4%	42,038
Other Costs	(2,206)	(2,120)	86	3.9%	(4,087)
Gross Operating Income (EBITDA)	9,622	19,690	10,068	104.6%	37,952
Depreciation and Amortization	(1,796)	(1,977)	(181)	(10.1%)	(3,811)
Operating Income	7,826	17,713	9,887	126.3%	34,141
Figures may differ from those accounted under Brazilian GAAP.

Table 21
Fortaleza	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	25	104	78	306.8%
GWh Sold	777	663	(114)	(14.7%)
Market Share	0.8%	0.7%	(0.1 pp.)	-

Transmission

CIEN

Our transmission line company, CIEN, decreased its operating income to a loss of Ch$ 5,950 million, due to the lack of contracts during the first quarter 2010 when compared to equal period 2009. After the law enacted on December 2009 that recognizes for all the transmission lines the right of a regulated income, we are expecting the ANEEL’s resolution determining the annual allowed income for CIEN. It its worth mentioning that the law enacted last December granted CIEN the condition of a public service provider.

The latter has been partially offset by a reversion of overestimated variable transmission costs since year 2005, which implied a positive effect for the current period, and positive conversion effect due to Real appreciation relative to the Chilean peso.

Pg. 32

PRESS RELEASE 1Q 2010

Table 22
Cien	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	20,742	1,495	(19,247)	(92.8%)	2,882
Procurements and Services	(868)	3,732	4,599	-	7,192
Contribution Margin	19,875	5,227	(14,648)	(73.7%)	10,074
Other Costs	(2,437)	(2,100)	337	13.8%	(4,047)
Gross Operating Income (EBITDA)	17,438	3,127	(14,310)	(82.1%)	6,027
Depreciation and Amortization	(4,720)	(9,077)	(4,357)	(92.3%)	(17,496)
Operating Income	12,718	(5,950)	(18,668)	(146.8%)	(11,468)
Figures may differ from those accounted under Brazilian GAAP.

Figures may differ from those accounted under Brazilian GAAP.

Distribution

Ampla

Operating Income increased 113% to Ch$ 60,158 million mainly due to the greater energy demand performance and higher average sales prices, partially compensated by the increase in the energy purchase costs, higher energy losses and lower tolls.

All the above mentioned, has been boosted by positive conversion effect due to the appreciation of Brazilian Real relative to the Chilean peso.

Table 23
Ampla	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	240,789	273,545	32,756	13.6%	527,248
Procurements and Services	(169,616)	(168,092)	1,524	0.9%	(323,991)
Contribution Margin	71,173	105,453	34,280	48.2%	203,256
Other Costs	(30,785)	(31,329)	(544)	(1.8% )	(60,386)
Gross Operating Income (EBITDA)	40,387	74,124	33,736	83.5%	142,870
Depreciation and Amortization	(12,100)	(13,966)	(1,866)	(15.4%)	(26,919)
Operating Income	28,288	60,158	31,870	112.7%	115,952
Figures may differ from those accounted under Brazilian GAAP.

Table 24
Ampla	1Q09	1Q10	Var 1Q09-1Q10	Chg %
Customers (Th)	2,477	2,529	52	2.1%
GWh Sold	2,440	2,621	182	7.5%
Clients/Employee	1,904	2,063	159	8.4%
Energy Losses %	20.5%	21.5%	0.9 pp.	-

Coelce

Operating Income increased 42% to Ch$ 40,293 million mainly due to an increase in energy demand and much higher average sales margins and tolls, due to higher energy average sales prices and higher physical sales. The latter, partially offset by higher energy losses and prices of energy purchases.

All the above mentioned, has been boosted by positive conversion effect due to Real appreciation relative to the Chilean peso.

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PRESS RELEASE 1Q 2010

Table 25
Coelce	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	152,483	202,221	49,738	32.6%	389,772
Procurements and Services	(91,767)	(125,709)	(33,942)	(37.0%)	(242,299)
Contribution Margin	60,716	76,512	15,796	26.0%	147,473
Other Costs	(23,467)	(24,414)	(947)	(4.0% )	(47,058)
Gross Operating Income (EBITDA)	37,248	52,097	14,849	39.9%	100,416
Depreciation and Amortization	(8,908)	(11,804)	(2,897)	(32.5%)	(22,752)
Operating Income	28,341	40,293	11,952	42.2%	77,663
Figures may differ from those accounted under Brazilian GAAP.

Figures may differ from those accounted under Brazilian GAAP.

Table 26
Coelce	1Q09	1Q10	Var 1Q09-1Q10	Chg %
Customers (Th)	2,878	2,996	118	4.1%
GWh Sold	1,877	2,153	276	14.7%
Clients/Employee	2,280	2,369	88	3.9%
Energy Losses %	11.6%	11.9%	0.3 pp.	-

Pg. 34

PRESS RELEASE 1Q 2010

Chile

Generation

Endesa Chile

Consolidated Income Statement of Endesa Chile

Table 27
Endesa Chile	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	660.811	529.906	(130.905)	(19,8%)	1.021.373
Procurements and Services	(277.990)	(261.841)	16.148	5,8%	(504.689)
Contribution Margin	382.821	268.065	(114.757)	(30,0%)	516.684
Other Costs	(45.559)	(42.555)	3.004	6,6%	(82.022)
Gross Operating Income (EBITDA)	337.262	225.510	(111.752)	(33,1%)	434.662
Depreciations and Amortizations	(47.797)	(50.110)	(2.313)	(4,8%)	(96.585)
Operating Income	289.466	175.400	(114.065)	(39,4%)	338.077
Net Financial Income	(56.487)	(30.399)	26.088	46,2%	(58.593)
Financial income	10.900	3.316	(7.585)	(69,6%)	6.391
Financial expenses	(49.803)	(37.605)	12.199	24,5%	(72.482)
Income (Loss) for indexed assets and liabilities	9.352	(25)	(9.378)	(100,3%)	(49)
Foreign currency exchange differences, net	(26.936)	3.915	30.852	114,5%	7.547
Gains	6.345	6.797	452	7,1%	13.100
Losses	(33.281)	(2.881)	30.399	91,3%	(5.553)
Net Income from Related Comp. Cons. By the Prop. Eq.	16.811	20.649	3.838	22,8%	39.801
Method
Net Income from Other Investments	(11)	-	11	100,0%	-
Net Income from asset sales	(22)	(7)	14	66,6%	(14)
Net Income before Taxes	249.758	165.643	(84.115)	(33,7%)	319.271
Income Tax	(43.476)	(45.456)	(1.981)	(4,6%)	(87.615)
NET INCOME	206.282	120.187	(86.095)	(41,7%)	231.655
Net Income Attributable to Owners of the
Company	165.785	93.729	(72.056)	(43,5%)	180.658
Net Income Attributable to
Minority Interest	40.498	26.458	(14.039)	(34,7%)	50.997
*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

Operating income of the generation business in Chile was Ch$ 94,716 million as of March 2010, a reduction of 47.9% compared to the same period of the year before. This is mainly explained by a decrease in average prices of approximately 28% and a 3.5% reduced sales volume. Lower average prices were caused by slightly lower average spot price, plus lower average prices under our contracts. Physical sales declined due to a reduced electricity demand compared to the first quarter of 2009, mainly affected by the earthquake occurred on February, 27th.

Chilean generation business registered 30.9% fall in revenues, which was partially compensated by a 17% lower operating costs as a result of favorable hydrological conditions, maintaining an efficient production mix and lower fuel costs due to the availability of natural gas.

The production of 5,190 GWh in the first quarter of 2010 was 4.5% below that of 2009. This resulted in an EBITDA for the Chilean business, or the Gross Operating Income, of Ch$ 119,673 million as of March 2010, compared to Ch$ 204,349 million in the first quarter of 2009.

Pg. 35

PRESS RELEASE 1Q 2010

It is worth mentioning that assets as well as business interruption, attributable to the earthquake of February, 27th, are properly protected by insurance policies.

Table 28
Chilean Operations	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	410,375	283,400	(126,975)	(30.9%)	546,243
Procurements and Services	(189,566)	(145,226)	44,340	23.4%	(279,917)
Contribution Margin	220,809	138,175	(82,635)	(37.4%)	266,326
Other Costs	(16,460)	(18,502)	(2,042)	(12.4%)	(35,662)
Gross Operating Income (EBITDA)	204,349	119,673	(84,676)	(41.4%)	230,664
Depreciation and Amortization	(22,524)	(24,957)	(2,433)	(10.8%)	(48,103)
Operating Income	181,825	94,716	(87,109)	(47.9%)	182,561

Table 29
Chilean Companies	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	5,436	5,190	(246)	(4.5%)
GWh Sold	5,528	5,336	(192)	(3.5%)
Market Share	41.5%	41.3%	(0.2 pp.)	-

Distribution

Chilectra

Operating Income decreased due to a decline in the energy purchase/sales margin resulting from higher tariffs on the first quarter the precedent year and the lower demand during the period which was particularly affected by the effects of the Santiago’s earthquake of February 2010 and the blackout occurred on March 14th. This last event was originated in the interruption of the Transelec owned Charrúa substation operations, which affected the electric supply of all the clients belonging to Chilectra’s concession area.

Pg. 36

PRESS RELEASE 1Q 2010

Table 30
Chilectra	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	282,155	211,580	(70,574)	(25.0%)	407,812
Procurements and Services	(224,187)	(161,343)	62,844	28.0%	(310,983)
Contribution Margin	57,967	50,237	(7,730)	(13.3%)	96,830
Other Costs	(20,175)	(20,853)	(678)	(3.4% )	(40,193)
Gross Operating Income (EBITDA)	37,792	29,384	(8,408)	(22.2%)	56,636
Depreciation and Amortization	(5,431)	(6,057)	(626)	(11.5%)	(11,675)
Operating Income	32,361	23,327	(9,034)	(27.9%)	44,961
Net Financial Income	(3,271)	(9)	3,261	99.7%	(18)
Financial income	2,453	2,044	(409)	(16.7%)	3,941
Financial expenses	(4,752)	(2,332)	2,420	50.9%	(4,496)
Income (Loss) for indexed assets and liabilities	(586)	190	776	132.4%	366
Foreign currency exchange differences, net	(386)	89	474	123.0%	171
Gains	204	91	(112)	(55.2%)	176
Losses	(589)	(3)	587	99.6%	(5)
Net Income from Related Comp. Cons. By the	14,077	20,726	6,649	47.2%	39,949
Prop. Eq. Method
Net Income from Other Investments	-	-	-	-	-
Net Income from assets sales	1	-	(1)	(100.0%)	-
Net Income before Taxes	43,168	44,043	875	2.0%	84,892
Income Tax	(2,378)	(6,595)	(4,217)	(177.3%)	(12,712)
NET INCOME	40,790	37,448	(3,342)	(8.2%)	72,180
Net Income Attributable to Owners	40,791	36,785	(4,006)	(9.8%)	70,902
of the Company
Net Income Attributable to	(1)	663	663	-	1,277
Minority Interest

Table 31
Chilectra	1Q09	1Q10	Var 1Q09-1Q10	Chg %
Customers (Th)	1,542	1,589	47	3.0%
GWh Sold	3,078	3,046	(31)	(1.0%)
Clients/Employee	2,142	2,177	35	1.6%
Energy Losses %	6.0%	6.1%	0.1 pp.	-

Pg. 37

PRESS RELEASE 1Q 2010

Colombia

Generation

Emgesa

Operating income of our generation business in Colombia reached Ch$ 44,126 million in March 2010, 32.1% lower than the same period in 2009. This is mainly explained by a less efficient production mix due to low hydrology as a consequence of El Niño phenomenon. This situation led to an increase in thermal production, replacing hydroelectric dispatch, which decreased by 41% comparing both periods. The weather factor caused an increase of 70% in operating costs because of higher energy purchases and higher costs of fuel consumption for thermal generation. This was partially compensated by a higher average price in local currency due to the greater thermal production resulting from the low hydrology. EBITDA decreased by 27% in the first quarter of 2010, reaching Ch$ 53,870 million.

In addition, a positive conversion effect from local currency to Chilean pesos increased 5.8% the current period results compared to last year’s figure.

Table 32
Emgesa	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	118,591	123,136	4,545	3.8%	237,340
Procurements and Services	(35,342)	(60,055)	(24,713)	(69.9%)	(115,754)
Contribution Margin	83,249	63,081	(20,168)	(24.2%)	121,587
Other Costs	(9,423)	(9,211)	212	2.2%	(17,754)
Gross Operating Income (EBITDA)	73,826	53,870	(19,956)	(27.0%)	103,833
Depreciation and Amortization	(8,794)	(9,744)	(951)	(10.8%)	(18,782)
Operating Income	65,032	44,126	(20,907)	(32.1%)	85,051
* Please notice that these figures could differ from those accounted under Colombian GAAP.

Table 33
Emgesa	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	3,143	2,260	(882)	(28.1%)
GWh Sold	3,955	3,333	(622)	(15.7%)
Market Share	20.5%	16.7%	(3.8 pp.)	-

Distribution

Codensa

Operating Income decreased 4.4% to Ch$ 39,516 million, explained by lower purchase/sales margins due to lower tariffs during the present period as compared to the levels observed during the same period last year, which is related with the application of the new tariffs set force on the Resolution 100 of the CREG on October 2009. In addition, energy losses rose from 8.2% to 8.5%.

The above was partially offset by the positive conversion effect from local currency to Chilean pesos.

It is worth mentioning that starting this year, the change in the Codensa Hogar model of business will be reflected in the operating income as Financial Income, which corresponds to the commissions received from Colpatria.

Pg. 38

PRESS RELEASE 1Q 2010

Table 34
Codensa	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	168,388	186,619	18,231	10.8%	359,701
Procurements and Services	(89,407)	(105,438)	(16,031)	(17.9%)	(203,228)
Contribution Margin	78,981	81,181	2,200	2.8%	156,473
Other Costs	(24,447)	(26,707)	(2,260)	(9.2% )	(51,476)
Gross Operating Income (EBITDA)	54,534	54,474	(60)	(0.1%)	104,997
Depreciation and Amortization	(13,210)	(14,958)	(1,748)	(13.2%)	(28,830)
Operating Income	41,325	39,517	(1,808)	(4.4%)	76,167
* Please notice that these figures could differ from those accounted under Colombian GAAP.

Table 35
Codensa	1Q09	1Q10	Var 1Q09-1Q10	Chg %
Customers (Th)	2,311	2,488	177	7.7%
GWh Sold	2,897	3,000	104	3.6%
Clients/Employee	2,430	2,437	7	0.3%
Energy Losses %	8.2%	8.5%	0.3 pp.	-

Pg. 39

PRESS RELEASE 1Q 2010

Peru

Generation

Edegel

Operating income was Ch$ 19,713 million, representing a reduction of 27.8% compared to the first quarter of 2009. This is mainly explained by lower physical sales and a higher cost of sales. The 9% decline in physical sales was due to reduced sales to non-regulated customers, particularly Electroperú, whose contract ended in September 2009. The 78% increase in the cost of sales reflects the absence of the non-recurring reversal of provisions for energy purchases for distribution companies without contracts registered in the first quarter of 2009. This was partially compensated as our Peruvian operation maintained an efficient production mix with 67% hydroelectric and the rest thermal, reflecting lower fuel consumption costs.

In addition, a negative conversion effect from local currency to Chilean pesos reduced 4.6% the 2010 first quarter results compared to last year’s figure.

Table 36
Edegel	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	56,063	54,935	(1,128)	(2.0%)	105,885
Procurements and Services	(11,259)	(20,036)	(8,777)	(78.0%)	(38,619)
Contribution Margin	44,804	34,899	(9,905)	(22.1%)	67,266
Other Costs	(7,888)	(5,595)	2,293	29.1%	(10,784)
Gross Operating Income (EBITDA)	36,915	29,304	(7,612)	(20.6%)	56,482
Depreciation and Amortization	(9,600)	(9,591)	9	0.1%	(18,486)
Operating Income	27,315	19,713	(7,603)	(27.8%)	37,996
* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Table 37
Edegel	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	2,299	1,987	(313)	(13.6%)
GWh Sold	2,254	2,042	(212)	(9.4%)
Market Share	33.9%	28.3%	(5.5 pp.)	-

Distribution

Edelnor

Operating Income increased 1% to Ch$ 16,303 million due to an increase in physical sales and a reduction on energy losses, which was partially offset by lower electricity sales margins.

Meanwhile, clients’ base grew by 32 thousand new clients.

Pg. 40

PRESS RELEASE 1Q 2010

Table 38
Edelnor		Million Ch$			Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	76,238	75,536	(702)	(0.9% )	145,593
Procurements and Services	(45,473)	(46,464)	(991)	(2.2% )	(89,557)
Contribution Margin	30,765	29,072	(1,693)	(5.5%)	56,036
Other Costs	(9,367)	(7,568)	1,799	19.2%	(14,587)
Gross Operating Income (EBITDA)	21,398	21,504	106	0.5%	41,449
Depreciation and Amortization	(5,227)	(5,201)	25	0.5%	(10,026)
Operating Income	16,171	16,303	132	0.8%	31,423
* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Table 39
Edelnor	1Q09	1Q10	Var 1Q09-1Q10	Chg %
Customers (Th)	1,036	1,067	32	3.1%
GWh Sold	1,428	1,516	88	6.2%
Clients/Employee	1,824	1,923	100	5.5%
Energy Losses %	8.2%	8.1%	(0.1 pp.)	-

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis’ subsidiaries, for the first quarters ended in March 2009 and March 2010, detailed as follows:

Table 40
	1Q09			1Q10
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income

Endesa Chile (*)	660,811	(371,345)	289,466	529,906	(354,506)	175,400
Cachoeira (**)	18,573	(8,269)	10,304	24,372	(9,877)	14,495
Fortaleza (***)	29,874	(22,048)	7,826	35,051	(17,339)	17,713
Cien (**)	20,742	(8,025)	12,718	1,495	(7,445)	(5,950)
Chilectra	282,155	(249,794)	32,361	211,580	(188,254)	23,327
Edesur	94,033	(83,997)	10,036	75,888	(69,059)	6,829
Distrilima (Edelnor)	76,238	(60,067)	16,171	75,536	(59,233)	16,303
Ampla	240,789	(212,501)	28,288	273,545	(213,388)	60,158
Investluz (Coelce)	152,483	(124,142)	28,341	202,221	(161,928)	40,293
Codensa	168,388	(127,064)	41,325	186,619	(147,103)	39,517
CAM Ltda.	30,867	(34,424)	(3,557)	25,543	(26,354)	(811)
Inmobiliaria Manso de Velasco Ltda.	786	(762)	24	2,031	(1,281)	749
Synapsis Soluciones y Servicios IT Ltda.	16,145	(14,284)	1,860	16,408	(14,777)	1,631
Enersis Holding and other investment vehicles	2,885	(7,192)	(4,307)	2,851	(6,974)	(4,123)
Consolidation Adjustments	(172,492)	165,886	(6,607)	(191,147)	190,878	(269)
Total Consolidation	1,622,277	(1,158,029)	464,249	1,471,900	(1,086,638)	385,262

Pg. 41

PRESS RELEASE 1Q 2010

	1Q10
Thousand US$	Operating Revenues	Operating Costs	Operating Income

Endesa Chile (*)	1,021,373	(683,296)	338,077
Cachoeira (**)	46,975	(19,037)	27,938
Fortaleza (***)	67,560	(33,420)	34,141
Cien (**)	2,882	(14,350)	(11,468)
Chilectra	407,812	(362,851)	44,961
Edesur	146,271	(133,108)	13,163
Distrilima (Edelnor)	145,593	(114,170)	31,423
Ampla	527,248	(411,296)	115,952
Investluz (Coelce)	389,772	(312,109)	77,663
Codensa	359,701	(283,534)	76,167
CAM Ltda.	49,234	(50,797)	(1,563)
Inmobiliaria Manso de Velasco Ltda.	3,914	(2,470)	1,444
Synapsis Soluciones y Servicios IT Ltda.	31,625	(28,482)	3,143
Enersis Holding and other investment vehicles	5,495	(13,441)	(7,946)
Consolidation Adjustments	(368,428)	367,910	(518)
Total Consolidation	2,837,028	(2,094,451)	742,577
(*) Since January 1st, 2009, includes Gas Atacama, Transqullota e HydroAysén
(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.
(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil

Pg. 42

PRESS RELEASE 1Q 2010

Ownership of the Company as of March 31st, 2010

TOTAL SHAREHOLDERS: 7,993

Conference Call Invitation

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Friday, April 23rd, 2010, 16:30 p.m. Eastern Time (16:30 p.m. Chilean Time). There will be a question and answer session following management's comments. Representing Enersis will be Mr. Alfredo Ergas, Chief Financial Officer and Mr. Ricardo Alvial, Risk Management & I.R. Director.

To participate, please dial +1 (617) 213-4868 or +1 (888) 713-4216 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 80943757

To access the phone replay, please dial +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 39745477.

For this Conference Call you can access previously to the pre-registration site at https://www.theconferencingservice.com/prereg/key.process?key=PUDWTG6PA and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the conference call replay through our website at http://phx.corporate-ir.net/phoenix.zhtml?p=iroleventDetails&c=83615&eventID=3023811.

Pg. 43

PRESS RELEASE 1Q 2010

Contact Information

For further information, please contact us:

Ricardo Alvial Risk Management and IR Director ram@e.enersis.cl 56 (2) 353 4682	Rodrigo Pérez Head of Investor Relations raap@e.enersis.cl 56 (2) 353 4554

Carmen Poblete Shares Department Associate cpt@e.enersis.cl 56 (2) 353 4447	Denisse Labarca Investor Relations Associate dla@e.enersis.cl 56 (2) 353 4492	Bárbara López Investor Relations Associate bllf@e.enersis.cl 56 (2) 353 4552	Cristián Del Sante Investor Relations Associate cdb@e.enersis.cl 56 (2) 353 4555

María Luz Muñoz

Investor Relations

Assistant

mlmr@e.enersis.cl

56 (2) 353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 44

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: April 23, 2010